World Omni Auto Receivables LLC
250 Jim Moran Blvd.
Deerfield Beach, Florida 33442

January 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eathen Gums and Arthur Sandel

Re:	World Omni Auto Receivables LLC (the “Registrant”) Registration Statement on Form SF-3 Filed December 3, 2021

File No. 333-261470

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern time, on January 26, 2022, or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

World Omni Auto Receivables LLC

By: /s/ Eric M. Gebhard
Name: Eric M. Gebhard
Title: Chief Executive Officer and Treasurer

cc:	Paula Pescaru, Esq., World Omni Auto Receivables LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP